Exhibit 99.1

VBL Therapeutics Announces $10.0 Million Registered Direct Offering

Priced At-the-Market under Nasdaq Rules

TEL AVIV, Israel, May 7, 2020 (GLOBE NEWSWIRE) — VBL Therapeutics (Nasdaq: VBLT), today announced that it has entered into definitive agreements with several institutional investors for the purchase and sale of 6,349,208 ordinary shares of the Company, at a purchase price of $1.575 per share, in a registered direct offering priced at-the-market under Nasdaq rules. VBL has also agreed to issue to the investors, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 6,349,208 of VBL’s ordinary shares. The warrants have an exercise price of $1.45 per ordinary share, will be immediately exercisable and will expire 18 months from the date of issuance.

The closing of the offering is expected to occur on or about May 11, 2020, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The gross proceeds from this offering are expected to be approximately $10.0 million, before deducting the placement agent’s fees and other estimated offering expenses. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

The ordinary shares (but not the warrants or the ordinary shares underlying the warrants) are being offered by VBL pursuant to a “shelf” registration statement on Form F-3 (File No. 333-222138) previously filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2017 and declared effective by the SEC on January 4, 2018. The offering of the ordinary shares will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the ordinary shares being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding the completion of the registered direct offering, the satisfaction of customary closing conditions related to the registered direct offering and the intended use of net proceeds from the registered direct offering as well as statements regarding our programs, including VB-111, including their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include market and other conditions, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. In particular, the DSMC recommendation that the OVAL trial proceed is not assurance that the trial will meet its primary endpoint of overall survival once completed. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2019, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as required by law.

INVESTOR CONTACT:

Michael Rice
LifeSci Advisors
mrice@lifesciadvisors.com
(646) 597-6979